EXHIBIT 5.1

Deere & Company Law Department One John Deere Place, Moline, IL 61265 USA Phone: 309-765-4837 Email: JonesMaryW@JohnDeere.com Mary K. W. Jones Senior Vice President, General Counsel and Public Affairs

26 February 2020

Deere & Company
One John Deere Place
Moline, IL  61265

Shares of Deere & Company Common Stock, $1 Par Value

This opinion is rendered for use in connection with the Post-Effective Amendment No. 1 to Registration Statement Nos. 333-132013, 333-165069 and 333-202299 (the “Post-Effective Amendment”) with respect to the Prior Plan Shares (as defined below) authorized for issuance under the 2020 Plan (as defined below).

On February 26, 2020 (the “Approval Date”), the stockholders of Deere & Co. (“Deere”) approved the John Deere 2020 Equity and Incentive Plan (the “2020 Plan”). Pursuant to the terms of the 2020 Plan, the total number of shares of Deere common stock, $1 par value (the “Common Stock”), that may be issued under the 2020 Plan is the sum of (i) 11,608,061 new shares, plus (ii) the number of shares previously authorized for awards under the John Deere Omnibus Equity and Incentive Plan (the “Prior Plan”) but not reserved for outstanding awards as of the Approval Date, plus (iii) any shares corresponding to awards under the 2020 Plan that are forfeited after the Approval Date or outstanding awards under the Prior Plan that are forfeited after the Approval Date.

In connection with the proposed issuance of 6,456,109 shares of Common Stock that were previously authorized but not reserved for outstanding awards under the Prior Plan and 6,778,391 shares of Common Stock that were subject to outstanding awards under the Prior Plan (collectively, the “Prior Plan Shares”), which may be granted under the 2020 Plan, I have examined, or caused to be examined by attorneys under my supervision, originals, or copies certified or otherwise identified to my satisfaction, of the Certificate of Incorporation of Deere, the By-Laws of Deere, the 2020 Plan, the Post-Effective Amendment and such other documents, corporate and other records, certificates and papers as I deemed necessary to examine for purposes of this opinion.

Based upon such examination, it is my opinion as Senior Vice President, General Counsel and Public Affairs of Deere that:

1.	Deere is a corporation duly incorporated and validly existing in good standing under the laws of the State of Delaware.

2.	Such of the Prior Plan Shares as may be issued in accordance with the 2020 Plan will upon such issuance be legally issued, fully paid and non-assessable.

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I am qualified to practice law in the State of Illinois and the State of Iowa and do not purport to be an expert on any laws other than the laws of the State of Illinois, the State of Iowa, the General Corporation Law of the State of Delaware and the Federal laws of the United States.

I hereby consent to the filing of this opinion as Exhibit 5.1 to the Post-Effective Amendment, and further consent to the use of my name wherever appearing in the Post-Effective Amendment. In giving this consent, I do not thereby admit that I am included in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities Exchange Commission promulgated thereunder.

Sincerely,

/s/ Mary K.W. Jones
Mary K.W. Jones Senior Vice President, General Counsel and Public Affairs

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